[LETTERHEAD OF WANGSGARD & ASSOCIATES, L.L.C.]

April 13, 2000

Ms. Penny Somer-Grief
Mr. Robert Hall
Mr. Jason Meier
Mr. David Humphrey
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re: LSI Communications,  File No. 0-30538

Dear Ms. Somer-Grief:

This office represents LSI Communications. Please be informed that LSI Communications hereby withdraws its Form 10 SB filed with the Commission on February 14, 2000. The Company intends to refile its Form 10 SB once the accounting concerns addressed in the Commissions' April 11, 2000 comment letter are addressed. Thank you for your attention in this matter.

Very truly yours,

Wangsgard & Associates, L.L.C.

By: /s/ David S. Hunt
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David S. Hunt